

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2018

Via Email
David O'Sullivan
Head of Delegation of the Delegation of the
European Union to the United States
2175 K Street, NW
Washington, DC 20037-1831

> **Re:** **European Investment Bank**
> **Registration Statement under Schedule B**
> **Filed March 21, 2018**
> **File No. 333-223825**
>
> **Form 18-K for Fiscal Year Ended December 31, 2016, as amended**
> **Filed April 27, 2017, as amended May 24, 2017, June 12, 2017, August 3,**
> **2017, October 18, 2017, December 8, 2017, January 17, 2018, and February**
> **13, 2018**
> **File No. 001-05001**

Dear Mr. O'Sullivan:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement under Schedule B

Administration, page 8

1.   Please disclose the type of decisions that each of the board of governors and the board of directors may make, and describe the voting regime associated with each type of decision.

Form 18-K for Fiscal Year Ended December 31, 2016

Exhibit I

General

2.   To the extent material, please update the disclosure to address the EIB's policy of expanding activities in areas that are contributing to the migrant crisis.

3.   Please expand the discussion of the EIB's risk governance to describe any significant efforts within the past three years to improve fraud detection in connection with lending activities.

Complaints Mechanism, page 18

4.   Please discuss the review process of the EIB's complaints mechanism and address concerns that critics have raised that complaints may not be adequately considered.

Exhibit II

5.   Please clarify that the amounts of outstanding indebtedness are not negative amounts.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact me at (202) 551-3238 with any questions.

                                        Sincerely,

                                        /s/ Ellie Quarles

                                        Ellie Quarles
                                        Special Counsel

cc: Philip J. Boeckman
        Cravath, Swaine & Moore LLP